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Term Notes

Interest Rate	13.25%
Maturity	48 months
Minimum Target	$50,000

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The Waffle Bus

Houston, TX

- Permanent brick-and-mortar restaurant of one of Houston's longest running and Zagat-rated food trucks, The Waffle Bus
- Prime location in the trendy Heights neighborhood
- The Waffle Bus transforms sweet & savory waffles into sought-after street food with a proprietary batter recipe
- Experienced owner with operation, business development, and menu-creation expertise for multiple concepts

Company Description

Born in the Philippines and raised in Houston, Phi Nguyen always dreamt of opening a restaurant. In 2012, after leaving corporate life, Nguyen followed his entrepreneurial spirit and took the leap to open the first Waffle Bus food truck. He traveled across the country on a quest for the perfect fried chicken and waffle recipe. Testing hundreds of methods to create each waffle from scratch, he created a proprietary recipe that keeps his waffles light and fluffy on the inside and crispy on the outside. One of the secrets: grinding his own flour.

A beloved Houston food truck, The Waffle Bus serves classic fried chicken and waffles as a sandwich along with a variety of innovative waffle combinations, like Chicken Thunder Fries (seasoned waffle fries topped with spicy mayo and ancho chile honey butter). After years of success with mobile cuisine, and bringing in over $950,000 in 2017, Nguyen knew Houston was ready for a brick-and-mortar version.


THE WAFFLE BUS
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Source: Eat St.

The idea for finding a permanent spot for the Waffle Bus was always part of the plan. Nguyen knew the importance of capturing revenue from a new market while staying true to their loyal customers who have followed them all over Houston was vital to a successful expansion.

Located in one Houston's trendiest neighborhoods, the Heights, The Waffle Bus brick and mortar will serve customer favorites such as Buttermilk Fried Chicken, and Waffle Sandwiches, Fryders, Crème Brulee, and Nutella & Banana waffles. Phi is looking forward to adding menu items that are too challenging to create in the heat of the food truck such as ice cream, and fruit and cream-based waffles and desserts.


THE WAFFLE BUS
GOURMET WAFFLE SANDWICH
PICK-UP
ORDER
SATISFY YOUR SWEET TOOTH
(AND YOUR WALLET)
#STOPWAFFLING
IT'S TIME TO PUT YOU FIRST


OBEY

Working in the bus provided founder and head chef Phi with an ideal platform to launch a storefront. Phi has fine-tuned his preparation process, created an efficient menu, and developed a deep understanding of what Houston eaters are looking for. This location will supplement The Waffle Bus's already busy catering schedule by allowing them to prepare food faster and accelerate their in-demand catering services.

It may seem like the competition is hot in the Height's area, but The Waffle Bus is sure to be a welcome addition with its unique waffle-based creations to the successful franchises already in the area, such as Snooze, KA Sushi, and Hugs and Donuts. Customers in the nearby area are accustomed to dining out and spend 57% more on eating away from home than average American households. Within five miles of The Waffle Bus's brick-and-mortar restaurant, diners spend over $4K a year on eating out.



Chicken & waffle fryders, Nutella and banana

Marketing the new venture is already in the works thanks to the reputation earned from the food truck. The Waffle Bus has been featured on CNN, The Food Network, Zagat, The Houston Press, The Houston Chronicle, Eater Houston, KHOU, KPRC, CW39, visithoustonTX.com, and many more.

While The Waffle Bus was Nguyen's first step into the food and beverage industry, this is not Phi's first step into the brick-and-mortar world. He's also one of the owners of the fast-casual concept Pho Spot, which features Vietnamese southern soul food.

Best Eats on Houston's Streets Trailer-Style

Words and photos by Paxton Kelly



The Waffle Bus

The Waffle Bus doesn't serve your basic Belgian breakfast w
topped with blueberries and sprinkled powdered sugar. Instead, ·
choice of beef, chicken, salmon or various sweet eats are compre
between two crispy waffles drizzled in either sweet or spicy sau
creating tasty sandwiches to be enjoyed at any time of the da
you're looking to add on a savory side, the chicken and waffle Fry
dipped in honey mustard are delectable.

THEWAFFLEBUS.COM
@THEWAFFLEBUS



Learn more:

Key Terms

Issuer	The Waffle Bus Heights LLC
Securities	Term Notes
Offering Amount	Minimum of $50,000 to maximum $107,000
Interest Rate ?	**13.25%**
Payments ?	**Monthly**
Startup Period ?	**6 Months**
Maturity ?	**48 Months after the end of the Startup Period**
Security Interest ?	Blanket lien on all assets of the business.
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for The Waffle Bus is $522K. Phi Nguyen has contributed $264,000 and has an equity investor with a $100,000 investment. Additionally, Waffle Bus will utilize a Tenant Improvement Allowance (TIA) of $63,000.

Proceeds from the NextSeed raise, if the $50,000 minimum is hit, will be used first for final construction costs for the build out of the Heights space. Funds raised above the $50,000 minimum will be put towards any remaining construction costs and opening inventory for the project.


01 FLOOR PLAN

Bonus Rewards

EARLY BIRD REWARD

First 50 investors who invest $500 or more will receive:

- $25 Early Bird Gift Card

50 of 50 available

Invest $100 or more

- 1 Free Entree

Invest $500 or more

- 2 Free Entrees

Invest $1,000 or more

- Invitation for 2 to Pre-Opening Party
- 2 Free Entrees

Invest $2,500 or more

- Invitation for 4 to Pre-Opening Party
- 4 Free Entrees

Invest $5,000 or more

- Invitation for 6 to Pre-Opening Party
- 6 Free Entrees

Business Model

The Waffle Bus delivers a strong following and financially successful model to its brick-and-mortar location. It boasts a social following on Facebook with 18K followers, Instagram with 10.3K followers, and Twitter with 15.8K followers – that regularly seek out where the truck is parked in Houston. Moving into a permanent home provides customers with the reassurance that they can always find The Waffle Bus in the same spot.

Phi's close interactions with customers over the past few years in the truck has equipped him with intimate knowledge of the dishes his patrons crave. The Waffle Bus Heights location will build off the truck menu classics while bringing back some favorites such as the Chicken Fried BLT. The permanent location menu will expand to include breakfast waffles such as Bacon, Egg, and Cheese Fryders, Waffles with Strawberry Preserves and Fresh Bananas, and dessert, where it will feature Waffle Ice Cream Sandwiches and a twist on milkshakes by adding a unique ingredient – cereal!



THE WAFFLE BUS
Menu
Savory Sandwiches
Buttermilk Fried Chicken & Waffle 8
WITH YOUR CHOICE OF SAUCE
Spicy Mayo, Ancho Chile Honey, Honey Mustard or Buffalo Ranch
MAKE IT A DELUXE add lettuce and tomato add $1
Waffle Burger........8
Quarter pound beef patty with American cheese, crisp romaine lettuce, sliced tomatoes & mayo.
Waffle Fryders
Cheeseburger Fryders........7
Four (4) mini cheeseburgers with waffle fries used as the bun and spicy mayo.
Chicken & Waffle Fryders........7
Four (4) mini buttermilk fried chicken sandwiches with waffle fries used as the bun and spicy mayo.
Chicken Salad........7
Buttermilk fried chicken, crisp romaine lettuce, organic baby spinach, sliced tomatoes & garlic butter waffle croutons with ranch or honey mustard.
Waffle Fries
Chicken Thunder Fries........10
Buttermilk fried chicken bites on top of crispy seasoned waffle fries with spicy mayo and ancho chile honey butter.
Waffle Fries........3
Sweet Waffle Sandwiches
Nutella and Banana........7
With sweet cream.
Strawberry Irish Cream Creme Brulee...7
With caramelized raw sugar.
Smores........7
Chocolate Ganache, Graham Cracker Crumble, with Toasted Marshmallow.
Chocolate Covered Strawberries........7
With whip cream.
Sides
Waffle........5
Topped with powdered sugar. Served with syrup on the side.
Chips........1
Ice Cold Drinks........1
Add-Ons add $1
Strawberries
Bananas
Nutella
Whip Cream
Chocolate
Sweet Cream
Graham Cracker Crumble
Toasted Marshmallow


Please inform us of all food allergies in advance. Menu items and prices may change seasonally.
FOR EVENT BOOKINGS, CATERING, OR INFO EMAIL US AT info@thewafflebus.com
Follow Us on Twitter
@TheWaffleBus
Like Us on Facebook
The Waffle Bus
Follow Us on Instagram
@TheWaffleBus
WE ACCEPT
DISCOVER
MasterCard
VISA

Catering has always been a strong revenue stream for The Waffle Bus, however, recently they have been unable to keep up with the demand. Part of the need to expand to a permanent location is to accelerate catering operations and meet the needs of their customers. This enhanced catering revenue is expected to serve the restaurant's bottom line.

In addition to having access to their favorite and brand-new menu items, The Waffle Bus will also be providing beer and wine to diners. Combining additional food and alcoholic beverage options the Waffle Bus consumer craves, Phi anticipates that these offerings will increase their audience reach and drive reliable revenue.

The Waffle Bus will bring the bright red and black style of its trucks into the new restaurant and plans on a modern industrial style interior that reflects the company's current branding. Customers will see the familiar waffle irons through the open kitchen and recognize the Bus's "Everyday I'm Wafflin" on the interior of the building.


THE WAFFLE BUS
GOURMET WAFFLE SANDWICHES
I ♥ You But I've Chosen Waffles.

Location Analysis

The Waffle Bus will be located at 1835 North Shepherd Suite in the Height's neighborhood, a prime location to launch the brick-and-mortar restaurant. The Waffle Bus has signed a lease for 2100 square feet of dining space with seating for 66. Permits are being secured now and once the permitting process is completed, construction is expected to take 3-4 months.

The Heights neighborhood is an assortment of thrift shops, half-million-dollar homes with old world architecture, upscale dining venues, and trendy cafes and coffee shops. It's the hot spot for Houston's young couples, hipsters, and retirees having quickly grown to one of Houston's hottest foodie destinations for dining out. The population within five miles of the chosen location enjoys a higher average household income at over $107,000 and visits fast food restaurants for take-out and snacks more often than the national average.



SHADY ACRES
Kraftsmen Baking
Mellow Mushroom
Hugs & Donuts
KA Sushi
Torchy's Tacos
Eureka Heights Brew
Fat Cat Creamery
Waffle Bus
Boomtown Coffee
Cane Rosso
Snooze
HOUSTON HEIGHTS
Heights Bier Garten

Customers in The Heights are paying a premium for real estate, shopping, and proximity to the city center. The neighborhood has experienced a resurgence among young professionals and empty nesters with disposable income who demand unique culinary experiences. These diners are looking for quality, service, and unique experiences. The Waffle Bus has built a renowned reputation for serving from-scratch favorites with a side of style. It is ideally positioned to accommodate the needs of the customers in the area and fit right into the Height's culture.

The neighborhood features several hot area restaurants such as Snooze, KA Sushi, Mellow Mushroom, Fat Cat, Hugs and Donuts, and Cane Rosso. While the competition looks fierce, each has established a clear niche in the market. The Waffle Bus easily differentiates itself with its unique menu, fantastic customer service, and distinctive brand reputation. The area blends a historic district with sophisticated new businesses, quirky shops, and some of Houston's most acclaimed new restaurants. Residents have demonstrated they are enjoying the variety of restaurants and choices in the neighborhood - the only thing it is missing is homemade waffles.

Leadership



Phi Nguyen, *Owner*

Phi is a former IT professional whose business development instinct, organizational skills, customer service talent, and exceptional waffle batter recipe has been key to the food truck's financial success, strong following, and national reputation. Phi's innovative take on waffles - with his own proprietary batter recipe – has transformed breakfast into Houston's favorite street food.

As the Owner, Operator, Chef, Head of Customer Relations and Marketing manager for The Waffle Bus he has been featured on Food Network, Cooking Channel, CNN, Insider Food, and won the 2014 My Table Magazine Houston Culinary Award as Houston's Favorite Food Truck.

Phi attended the Bauer College of Business at the University of Houston where he majored in Accounting but he always knew he was meant for the restaurant industry. With over 10 years of restaurant experience, Phi knew he wanted to own a restaurant one day, so he opened The Waffle Bus Food Truck in 2012 as a first step to get into the industry and has successfully built it to be a Houston staple.

History

- **January 2012**
  The Waffle Bus hits the road
- **April 2013**
  The Waffle Bus is featured on Eat Street
- **October 2014**
  Named My Table Favorite Food Truck/Cart
- **April 2015**
  Named one of the 18 Coolest New Businesses in Houston
- **December 2017**
  The Waffle Bus food truck sales reach $960K
- **August 2018**
  The Waffle Bus Heights LLC is formed
- **September 2018**
  The Waffle Bus Heights signs lease on brick and mortar location
- **October 2018**
  Permit process underway
- **January 2019**
  Construction expected to start
- **Summer 2019**
  Anticipated opening of The Waffle Bus

The business's Anticipated Opening Date is its best estimate, and the timetable can vary significantly due to unforeseen circumstances.

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This overview contains a preliminary summary of the purpose and principal business terms of the investment described herein. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the actual text of the related disclosure statement and investment agreements (the "Documents"), as applicable.

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